UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
Commission File Number:
GMARKET INC.
(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
SIGNATURES

Gmarket Inc.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Gmarket Inc., a corporation duly incorporated under the laws of the Republic of Korea (the “Company”), will be held at 10:00 a.m., local time, on July 5, 2007, at Gmarket’s headquarters located at LIG B/D, 8F, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-912, for the following purposes:
1.	To consider and vote upon the appointment of Dean Geehun Kim as a new Director

2.	To grant stock options to eligible employees
Additional information regarding the matters to be acted on at the Extraordinary General Meeting of Shareholders can be found in the accompanying Proxy Statement.
All holders of record of the Company’s ordinary shares and holders of American Depositary Shares as of June 11, 2007, Seoul time will be entitled to attend and vote at the Extraordinary General Meeting of Shareholders.
This notice of Extraordinary General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.gmarket.co.kr/IR.
By Order of the Board of Directors

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

June 4, 2007
Dear Shareholder:
     You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of Gmarket Inc. (the “Company”). We will hold the meeting on July 5, 2007 at 10:00 a.m., Seoul time, at our offices located on the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea. We hope that you will be able to attend.
     Enclosed please find a notice setting forth the business expected to come before the Meeting, our Proxy Statement and a form of proxy card. The agenda includes the following proposals: (i) election of a new director and (ii) granting of stock options.
     Our Board of Directors has decided that the proposal is in the best interests of the Company and its shareholders and therefore recommends that you vote in favor of the proposal.
     Your vote is very important to us. Whether or not you plan to attend the Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the proxy card before the Meeting will not preclude you from voting in person at the Meeting should you decide to attend.
Sincerely,
Young Bae Ku
Chief Executive Officer

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Notice of Extraordinary General Meeting of Shareholders
June 4, 2007
     The Extraordinary General Meeting of Shareholders of Gmarket Inc. will be held at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea, on July 5, 2007 at 10:00 a.m., Seoul time, for the following purposes.
     1. To consider and vote upon the appointment of Dean Geehun Kim as a new Director
     2. To grant stock options to eligible employees
     Additional information regarding the matters to be acted on at the Extraordinary General Meeting of Shareholders can be found in the accompanying Proxy Statement.
     All holders of record of the Company’s ordinary shares and holders of American Depositary Shares as of June 11, 2007, Seoul time will be entitled to attend and vote at the Extraordinary General Meeting of Shareholders.
     This notice of Extraordinary General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.gmarket.co.kr/IR.
By Order of the Board of Directors
Young Bae Ku
Chief Executive Officer
PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN 10:00 A.M. (U.S. EASTERN DAYLIGHT TIME) ON JULY 3, 2007.

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PROPOSAL
Proposal No. 1: Resolution to appoint Dean Geehun Kim as a new Director
Our Board currently consists of nine Directors. The Board has nominated Dean Geehun Kim as a new Director. In the event that Dean Geehun Kim is appointed as a new Director, Seok-Heon Kim, who is currently a Director, will resign concurrently with Dean Geehun Kim’s appointment, resulting in no change in the total number of Directors.
Dean Geehun Kim’s profile
Dean Geehun Kim is the president and CEO of IMM Investment Corporation, a major venture capital and private equity fund in Korea. Mr. Kim has over 10 years of experience that has focused on the IT and entertainment industries. From 2003 to 2004, Mr. Kim served as President and CEO of IHQ Co. LTD., an entertainment company in Korea. Prior to founding IMM Investment, he was a manager of Strategy Planning Office in Samsung Electronics, from 1995 to 1998.
Mr. Kim holds a BS in Molecular Biology from the Seoul National University and an MBA with concentrations in Strategy and Consulting from the MIT Sloan School of Management.
Proposal No. 2: Extraordinary resolution to grant stock options to eligible employees
The Board believes granting stock options to eligible employees will be an effective tool to provide incentives and retain key personnel. The total number of options to be granted will be up to 70,000 shares. The exercise price will be the closing price of the Company’s ADRs on July 5, 2007 as reported on the Nasdaq National Market.

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

OTHER MATTERS
As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Extraordinary General Meeting of Shareholders. If other matters properly come before the Extraordinary General Meeting of Shareholders, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.
By Order of the Board of Directors,
Young Bae Ku
Chief Executive Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: June 8, 2007